Exhibit 99.1

Confidential	March 8, 2017

China New Borun Announces Fourth Quarter and Full-Year 2016 Unaudited

Financial Results

Beijing, China, March 8, 2017 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the fourth quarter and full-year ended December 31, 2016.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “Reflecting the robust baijiu industry fundamentals, our production facilities were running at 89% capacity in the fourth quarter of 2016, and as such, despite fewer production days due to a short maintenance shut down, we delivered healthy sales volume of 87,400 tons. Driven by our solid volume shipment and production utility, our fourth quarter revenue of RMB513.5 million was in line with our previous total revenue guidance, despite a lower average selling price of edible alcohol and its byproducts. More importantly, our average cost of corn decreased in the fourth quarter of 2016, fueling our gross margin expansion of 360 basis points sequentially to 9.0%.

For 2017, we believe that the demand of edible alcohol remains quite healthy, as baijiu producers are not only selling at higher volumes but also at higher prices. This growth in both consumption volume and selling price of baijiu clearly demonstrates that the industry has fully recovered, forming a solid market foundation for edible alcohol producers in the foreseeable future. And given the completed maintenance and upgrade in the fourth quarter, we are confident that we will continue to operate at high production utilization in the first quarter of 2017.”

Fourth Quarter 2016 Quick View

•	Total revenue decreased 26.5% to RMB513.5 million ($74.0 million1) from RMB699.1 million in the fourth quarter of 2015.

•	Gross profit decreased 32.0% to RMB46.0 million ($6.6 million) from RMB67.6 million in the fourth quarter of 2015.

•	Net income decreased 79.7% to RMB10.8 million ($1.6 million) from RMB53.2 million in the fourth quarter of 2015.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.42 ($0.06) for the quarter ended December 31, 2016. Each ADS represents one of the Company's ordinary shares.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the year ended December 31, 2016 were made at a rate of RMB6.937 to USD1.00, the rate published by the People’s Bank of China on December 31, 2016. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential	March 8, 2017

Fourth Quarter 2016 Financial Performance

For the fourth quarter of 2016, revenue decreased by 26.5% year-over-year to RMB513.5 million ($74.0 million) from RMB699.1 million in the same period of 2015. The decrease in revenue was mainly attributable to lower sales volume and average selling price in edible alcohol and its by-products, as well as lower sales from chlorinated polyethylene (“CPE”) due to a temporary factory shut down for maintenance and upgrades.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 22.3% to RMB353.1 million ($50.9 million) in the fourth quarter of 2016, compared to RMB454.6 million in the fourth quarter of 2015. The sales volume of edible alcohol in the fourth quarter of 2016 decreased by 2.8% year-over-year to 87,441 tons, while the average selling price of edible alcohol decreased by 20.1% year-over-year to RMB4,038 per ton.

•	Revenue from DDGS Feed decreased by 17.4% to RMB123.0 million ($17.7 million) in the fourth quarter of 2016, compared to RMB148.9 million in the fourth quarter of 2015. The sales volume of DDGS Feed in the fourth quarter of 2015 decreased by 8.0% year-over-year to 75,321 tons, while the average selling price decreased by 10.2% year-over-year to RMB1,633 per ton.

•	Revenue from liquid carbon dioxide decreased by 3.8% to RMB6.0 million ($0.9 million) in the fourth quarter of 2016, compared to RMB6.2 million in the fourth quarter of 2015. The sales volume of liquid carbon dioxide in the fourth quarter of 2016 decreased by 13.7% year-over-year to 30,345 tons, while the average selling price increased by 11.4% year-over-year to RMB197 per ton.

•	Revenue from crude corn oil decreased by 65.1% to RMB16.9 million ($2.4 million) in the fourth quarter of 2016, compared to RMB48.3 million in the fourth quarter of 2015. The sharp decrease in revenue was mainly due to the suspension of production of the crude corn oil at the Daqing facility during the fourth quarter, as the Company is currently in the process of renewing the facility’s production authorization. Revenue from crude corn oil in the fourth quarter of 2016 only represented the sales made by the Shandong facility. The sales volume of crude corn oil in the fourth quarter of 2016 decreased by 64.2% year-over-year to 2,728 tons, while the average selling price decreased by 2.4% year-over-year to RMB6,181 per ton.

•	Revenue from CPE decreased by 66.5% to RMB13.6 million ($2.0 million) in the fourth quarter of 2016, compared to RMB40.5 million in the fourth quarter of 2015. The sales volume of CPE in the fourth quarter of 2016 decreased by 64.5% year over year to 1,680 tons, while the average selling price decreased by 5.5% to RMB8,077 per ton. The sharp decrease in sales volume of CPE was mainly due to the temporary shutdown for maintenance and upgrades during the quarter.

During the fourth quarter of 2016, gross profit decreased by 32.0% to RMB46.0 million ($6.6 million) from RMB67.6 million in the same period of 2015. Gross margin for the fourth quarter of 2016 decreased to 9.0%, from 9.7% in the same period of 2015, which was primarily due to the steeper decrease in average selling price of edible alcohol and its by-products, compare with the decrease in average corn cost.

Confidential	March 8, 2017

Operating income decreased by 37.4% to RMB30.1 million ($4.3 million) in the fourth quarter of 2016, from RMB48.0 million in the same period of 2015, primarily due to lower gross profit earned.

Selling expenses decreased by RMB0.3 million, or 25.2% to RMB0.9 million ($0.1 million) in the fourth quarter of 2016, from RMB1.2 million in the same period of 2015, which is in line with the decrease in sales volume.

General and administrative expenses increased by RMB3.7 million, or 32.5% to RMB15.0 million ($2.2 million) in the fourth quarter of 2016, from RMB11.3 million in the same period of 2015.

Income tax expenses in the fourth quarter of 2016 were RMB3.6 million ($0.5 million), representing an effective tax rate of 25.0%.

Net income decreased by 79.7% to RMB10.8 million ($1.6 million) in the fourth quarter of 2016, compared to RMB53.2 million in the same quarter of 2015. The year-over-year decrease in net income was primarily attributable to the Company not receiving any government grants in the fourth quarter of 2016, compared to receiving a government grant of approximately RMB32.0 million (after-tax) in the fourth quarter of 2015.

In the fourth quarter of 2016, basic and diluted earnings per share and per ADS were RMB0.42 ($0.06), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of December 31, 2016, cash and bank deposits of RMB795.3 million ($114.7 million) increased by RMB299.7 million, compared with RMB495.6 million as of December 31, 2015. Cash flows used in operating activities for the fourth quarter of 2016 increased to RMB564.6 million ($81.4 million), compared with RMB443.0 million in the fourth quarter of 2015, which was primarily used in corn pre-purchase in the harvest season.

Full Year 2016 Financial Performance

For the year ended December 31, 2016, total revenue decreased 19.6% year-over-year to RMB2.1 billion ($307.4 million), from RMB2.7 billion for the year ended December 31, 2015. Gross profit decreased 34.9% year-over-year to RMB182.1 million ($26.2 million), from RMB279.8 million for the year ended December 31, 2015. Operating income decreased 40.4% year-over-year to RMB129.5 million ($18.7million), from RMB217.3 million for the year ended December 31, 2015. Net income decreased 54.2% year-over-year to RMB59.0 million ($8.5 million), from RMB128.9 million for the year ended December 31, 2015. Basic and diluted earnings per ordinary share and per ADS decreased to RMB2.29 ($0.33), from RMB5.01 in the prior year. Weighted average number of basic and diluted shares outstanding was approximately 25.7 million in 2016.

Financial Outlook

Reflecting the sustained solid demand for edible alcohol and its by-products, the Company continues to operate at a high level of capacity utilization. However, as the price of edible alcohol and its by-products will likely decrease to reflect lower corn cost, the Company estimates that its revenue for the first quarter of 2017 will be in the range of RMB470 million ($67.8 million) to RMB500 million ($72.1 million), a decrease of approximately 3.4% to an increase of 2.7% over the same quarter of 2016.

Confidential	March 8, 2017

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Thursday, March 9, 2017 (9:00 p.m. Beijing time on Thursday, March 9, 2017) to discuss the results and highlights from the fourth quarter and full year of 2016 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	80258317

A replay of the webcast will be accessible through March 17, 2017 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	80258317

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Confidential	March 8, 2017

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com

Confidential	March 8, 2017

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2016
	RMB	RMB	US$
Assets
Cash	495,630,607	795,329,065	114,650,290
Trade accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB nil, at December 31, 2015 and 2016, respectively	515,520,269	415,621,572	59,913,734
Held-to-maturity debt securities	98,720,762	—	—
Inventories	438,841,092	602,628,839	86,871,679
Advance to suppliers	344,998,183	245,977,475	35,458,768
Other receivables	68,223,787	81,055,814	11,684,563
Prepaid expenses	3,645,396	4,738,441	683,068
Deferred tax assets	1,755,197	—	—
Total current assets	1,967,335,293	2,145,351,206	309,262,102
Property, plant and equipment, net	988,392,988	869,904,276	125,400,645
Land use right, net	133,292,782	130,460,205	18,806,430
Intangible assets, net	1,996,285	—	—
Long-term deferred expenses	—	5,417,332	780,933
Total assets	3,091,017,348	3,151,133,019	454,250,110

Liabilities and shareholders’ equity
Trade accounts payable	22,292,132	23,643,261	3,408,283
Accrued expenses and other payables	80,201,926	47,614,155	6,863,796
Income taxes payable	26,175,329	10,658,301	1,536,442
Short-term borrowings	753,200,000	905,170,000	130,484,359
Current portion of long-term borrowings	84,000,000	—	—
Bonds payable	320,000,000	—	—
Total current liabilities	1,285,869,387	987,085,717	142,292,880
Bonds payable	—	300,000,000	43,246,361
Total liabilities	1,285,869,387	1,287,085,717	185,539,241

Shareholders’ equity
Ordinary share – (December 31, 2015 and December 31, 2016: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	67,483,377
Retained earnings – appropriated	147,162,560	153,058,436	22,064,067
Retained earnings – unappropriated	1,190,180,107	1,243,242,998	179,219,115
Accumulated other comprehensive loss	(502,489)	(561,915)	(81,415)
Total shareholders’ equity	1,805,147,961	1,864,047,302	268,710,869
Total liabilities and shareholders’ equity	3,091,017,348	3,151,133,019	454,250,110

Confidential	March 8, 2017

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	December 31, 2015	September 30, 2016	December 31, 2016
	RMB	RMB	RMB	US$

Revenues	699,055,308	602,246,617	513,471,966	74,019,312
Cost of goods sold	631,477,965	569,687,921	467,502,403	67,392,591
Gross profit	67,577,343	32,558,696	45,969,563	6,626,721
Operating expenses:
Selling	1,212,615	966,076	907,214	130,779
General and administrative	11,319,024	10,473,339	14,996,132	2,161,760
Impairment loss of fixed assets	7,020,788	—	—	—
Total operating expenses	19,552,427	11,439,415	15,903,346	2,292,539
Operating income	48,024,916	21,119,281	30,066,217	4,334,182

Other (income) expenses:
Government subsidy	(42,630,000)	—	—	—
Interest income	(3,292,495)	(662,929)	(919,059)	(132,487)
Interest expense	21,798,132	11,110,400	13,767,114	1,984,592
Amortized issuance cost of bonds	—	—	244,923	35,307
Others, net	1,268,630	(32,000)	2,571,342	370,671
Total other (income) expense, net	(22,855,733)	10,415,471	15,664,320	2,258,083
Income before income taxes	70,880,649	10,703,810	14,401,897	2,076,099
Income tax expense	17,720,161	2,675,953	3,600,474	519,025
Net income	53,160,488	8,027,857	10,801,423	1,557,074

Earnings per share:
Basic and diluted	2.07	0.31	0.42	0.06
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

Confidential	March 8, 2017

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the year ended,
	December 31, 2015	December 31, 2016
	RMB	RMB	US$

Revenues	2,652,043,999	2,132,680,185	307,435,518
Cost of goods sold	2,372,269,654	1,950,614,338	281,189,900
Gross profit	279,774,345	182,065,847	26,245,618
Operating expenses:
Selling	5,210,530	4,164,703	600,361
General and administrative	50,254,277	48,413,749	6,979,061
Impairment loss of fixed assets	7,020,788	—	—
Total operating expenses	62,485,595	52,578,452	7,579,422
Operating income	217,288,750	129,487,395	18,666,196

Other (income) expenses:
Government subsidy	(42,630,000)	—	—
Interest income	(12,694,278)	(4,043,903)	(582,947)
Interest expense	95,460,460	51,751,754	7,460,250
Amortized issuance cost of bonds	—	244,923	35,307
Others, net	5,346,370	2,922,930	421,354
Total other expense, net	45,482,552	50,875,704	7,333,964
Income before income taxes	171,806,198	78,611,691	11,332,232
Income tax expense	42,951,549	19,652,923	2,833,058
Net income	128,854,649	58,958,768	8,499,174

Earnings per share:
Basic and diluted	5.01	2.29	0.33
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000